X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

September 9, 2009

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549

<u>Re: XCL - EXEMPTION # 82-1655</u>

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated September 9, 2009).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

9/18

X-Cal Resources Ltd.

TSX/XCL **September 9, 2009**

News Release

NEW X-CAL WEBSITE
PAPER BY DR. SILLITOE FEATURED

X-CAL is pleased to announce a new website located at www.x-cal.com.

X-CAL has a substantial NI-43-101 gold and silver resource at the Sleeper Gold Property in Nevada.

An important Sleeper Update by Dr. Richard H. Sillitoe, can be accessed through the home page of the new website.

Dr. Sillitoe is an internationally recognized independent economic geologist.

The August 2009 Sillitoe paper on the Sleeper Gold Project recognizes the importance of bulk-tonnage potential at Sleeper, in addition to the high-grade.

Dr Sillitoe: "It is recommended that the initial exploration effort be focused on five target areas, which are considered prospective not only for their originally proposed bonanza-grade potential, but also for much larger-tonnages of lower-grade gold mineralization".

Dr. Sillitoe also comments on the relevance of Allied Nevada's Hycroft Mine.

Analysts and Shareholders are encouraged to download & read Dr Sillitoe's paper; "The Sleeper Gold Project, Nevada: An Update" at www.x-cal.com.

The NI-43-101 Gold and Silver Resources at the Sleeper Gold Property, located in Humboldt County, Nevada are detailed in a Technical Report on the Sleeper Gold Property which can also be found at the new www.x-cal.com.

A Preliminary Economic Assessment of a portion of the Sleeper Resources is in progress.

The Annual Mailing to Shareholders has been posted, in preparation for the September 25, 2009 Annual Meeting, which will be held in Toronto.

In addition to Sleeper, X-Cal has two Cortez Area Gold Properties and the West Rochester property in the Spring Valley Area. All properties are 100% owned by X-Cal and are located in Nevada.

SEE THE NEW X-CAL WEBSITE: www.x-cal.com

The contents of this release and Dr. Sillitoe's Paper have been reviewed by Larry Kornze, P.Eng., and Larry Martin CPG who are "Qualified Persons" as defined by NI 43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740